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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of October 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1.   RADVision  Ltd.  Press  Release  dated  October 19,  2000 re Third  Quarter
     Results.

                                                                          ITEM 1

FOR IMMEDIATE RELEASE

  Corporate Contacts:
  David Seligman                                 Karen Gurwitz
  Chief Financial Officer                        Dir. Corporate Communications
  RADVision, Ltd.                                RADVision, Inc.
  Tel: 972.3.645.5446                            Tel: 201.529.4300, x305
  Seligman@tlv.radvision.com                     kgurwitz@radvision.com

  Investor Contacts:
  Jody Burfening/Sanjay Hurry
  Lippert/Heilshorn & Assoc.
  Tel: 212.838.3777
  jbs@lhai.com


                RADVISION ANNOUNCES RECORD THIRD QUARTER RESULTS
                      AND ACHIEVES OPERATING PROFITABILITY

   - New Technology Toolkit Introductions Position RADVision to Meet Emerging
                     Demand for Multi-Protocol Solutions -

     Tel Aviv, Israel, October 19, 2000 -- RADVision Ltd. (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced results for the third quarter ended September 30, 2000.

     Revenues for the third quarter reached $12.7 million compared with $4.6 million for the same period in 1999 and $10.2 million in the second quarter of 2000, representing a 175% and a 25% increase respectively. Operating income for the quarter was $361,000 compared with a loss of $524,000 for the same period last year. Net income for the quarter was $1,652,000 or $0.08 per diluted share, compared with a net loss of $504,000 or $0.04 cents per diluted share, for the third quarter of 1999.

     Revenues for the nine months ended September 30, 2000 reached $30.7 million, compared with $12.0 million for the same period last year, representing a 156% increase. Operating loss of the nine months reached $814,000 compared with an operating loss of $1,033,000 for the same period last year. Net income for the nine months was $1,871,000 or $0.09 per diluted share, compared with a loss of $917,000 or $0.07 per diluted share, in the prior year.




                                   -- more --

     "We are reporting a very successful third quarter, culminating in record revenues and operating profitability," said Ami Amir, chief executive officer of RADVision Ltd. "Our performance this quarter was driven by wins from companies such as NICE Systems, UniData, and ComGates, the expansion of several of our existing OEM relationships, and an initial order from our new "big 5" telecom equipment OEM customer. This customer is our first to take delivery of our new Multipoint Processor (MP) unit. The MP is a critical component for voice conferencing solutions for enterprise Voice over IP (VoIP) utilizing a distributed architecture. The MP is another "first to market" product, specifically designed for voice conferencing solutions over IP."

     "In addition, we continued to execute on our strategy to build RADVision into the premier provider of key enabling voice and video technologies," continued Amir. "We introduced our next generation H.323 and MGCP products, began development of a MEGACO toolkit for large-scale, global, IP-centric carrier class networks, and are on schedule to deliver SIP software toolkits in the fourth quarter. These introductions are critical components of our strategy to sustain our market leadership position as a "one-stop-shop" for Voice and Video over IP technology. We believe this suite clearly differentiates RADVision from the competition today and will be a leading contributor to our success in the future as demand from service providers for multi-protocol solutions for the converged network increases."

     During the quarter, RADVision reorganized its operations into two business units, a Networking Business Unit and a Technology Business Unit, each with its own product marketing and product development, and headed by a general manager. Commenting on the new organizational structure, Amir stated, "By organizing the Company along market lines, we are creating an agile company, one that is even more responsive to market changes, with improved time to market for new products and quicker decision making. We believe this new structure will enable us to capture additional market share and sustain our leadership position in these two market segments."

                                   -- more --

     Concluded Amir, "Going forward, we will continue to focus on product introductions that support our multi-protocol product strategy and expand our addressable market. Over the next several quarters, we will release products based on ViaIP, our new platform specifically architected to address the needs of the service provider marketplace, introduce products based on SIP and MEGACO that broaden our product offering, and expand our penetration of the nascent European marketplace by adding two offices. We believe that these steps, taken together, will further our penetration of the rapidly expanding marketplace for Voice and Video over IP."

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

All trademarks recognized

                             -- Tables to Follow --

                            RADVision LTD.
                   Consolidated Statements of Income
                      (U.S. Dollars in thousands)

                               Three Months Ended     Nine Months Ended
                                  September 30           September 30
                                  (Unaudited)            (Unaudited)
                                2000        1999        2000        1999
                                ----        ----        ----        ----

Sales                         $ 12,708    $  4,623    $ 30,736    $ 11,995
Cost of Sales                    3,102         642       7,625       1,688
                              --------    --------    --------    --------
Gross Profit                     9,606       3,981      23,111      10,307

Research and Development, Net    3,996       1,879       9,257       4,678
Marketing and Selling, Net       4,470       2,327      12,604       5,832
General and Administration         779         299       2,064         830
                              --------    --------    --------    --------
Operating Income (Loss)            361        (524)       (814)     (1,033)

Financial Income (net)           1,291          20       2,685         116

Net Income/(Loss)             $  1,652    $   (504)   $  1,871    $   (917)
                              --------    --------    --------    --------

Earnings per Share               $0.09      ($0.04)      $0.11      ($0.07)
                                 =====       =====       =====       =====

Weighted Average Number of
 Shares Outstanding During
 the Period - Basic         18,661,155  13,485,221  17,300,401  13,485,221

Diluted Earnings per Share       $0.08                   $0.09
                                 =====       =====       =====       =====

Weighted Average Number of
Shares Outstanding During
the Period - Diluted        21,835,771              20,610,753



                                   -- more --

                            RADVision LTD.
                      Consolidated Balance Sheet
                      (U.S. Dollars in thousands)

                                        September 30   December 31
                                             2000          1999
                                         (Unaudited)    (Audited)
Assets
Cash and Short Term Deposits               $  67,442     $   2,605
Receivables - Trade                            5,982         3,214
Receivables - Other                            1,279         1,517
Inventories                                    4,997         2,433
                                           ---------     ---------
Current Assets                                79,700         9,769

Long Term Investments                         29,660            --
                                           ---------     ---------

Severance Pay Fund                               834           470
                                           ---------     ---------

Equipment
Cost                                           6,839         4,400
Less Accumulated Depreciation                  2,282         1,379
                                           ---------     ---------
                                               4,557         3,021

Total Assets                                 114,751     $  13,260
                                           ---------     ---------
                                           =========     =========

Liabilities and Equity
Short Term Debt                            $      55     $      64
Payable - Trade & Related Parties                989         2,558
Other Payables & Accrued Expenses             16,873         6,333
                                           ---------     ---------
Current Liabilities                           17,917         8,955

Accrued Severance Pay                          1,279           757
                                           ---------     ---------

Bank Loans                                        25            67
                                           ---------     ---------

Shareholder's Equity
Share Capital                                    154            21
Capital Surplus                              103,576        13,789
Deferred compensation                           (795)       (1,052)
Accumulated deficit                           (7,405)       (9,277)
                                           ---------     ---------
                                              95,530         3,481

Total Liabilities                            114,751     $  13,260
                                           ---------     ---------
                                           =========     =========




                                      ###

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: October 23, 2000